Lionheart III Corp
4218 NE 2nd Avenue
Miami, Florida 33137

November 2, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Attention: Asia Timmons-Pierce

Re:	Lionheart III Corp
Registration Statement on Form S-1
File No. 333-254479

 Dear Ms. Timmons-Pierce:

Lionheart III Corp hereby notifies the Securities and Exchange Commission that, in connection with the above referenced Registration Statement, it hereby withdraws its previous request for acceleration of the effective date of the above referenced Registration Statement by letter dated November 1, 2021.

Thank you for your assistance. Should you have any questions, please contact Stephen P. Alicanti of DLA Piper LLP (US) at (212) 335-4783.

Very truly yours,

/s/ Ophir Sternberg
Ophir Sternberg
Chief Executive Officer

cc:	Sidley Austin LLP
DLA Piper LLP (US)